Owners and Executive Officers

| Direct Owners & Officers | Indirect Owners |

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Status	Status Acquired	Entity in which Interest is Owned	Percent Ownership	Control Person	Public Reporting Company
Individual						
No Information Available.						
Domestic Entity						
BANK OF AMERICA CORPORATION	SOLE SHAREHOLDER	10/01/1998	NB HOLDINGS CORPORATION	75% or more	Yes	Yes
NB HOLDINGS CORPORATION	SOLE SHAREHOLDER\	10/01/2008	BAC NORTH AMERICA HOLDING COMPANY	75% or more	Yes	No
BAC NORTH AMERICA HOLDING COMPANY	SOLE SHAREHOLDER	01/01/2015	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	75% or more	Yes	No
Foreign Entity						
No Information Available.						